MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three months ended March 31, 2005, other financial information included in this quarterly report and with the MD&A and audited consolidated financial statements contained in the 2004 Annual Report.  This MD&A was written as of May 11, 2005.  All amounts are stated in United States dollars except where otherwise indicated.  Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.

The term “cash flow from operations” or “cash flow”, expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage and liquidity.  The term “netback”, which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that cash flow from operations is relevant to our investors and shareholders.

Cash flow from operations is reconciled to GAAP earnings in a table included in the MD&A.

This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this interim report.

Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Incorporation and Commencement of Operations

JED Oil Inc. (“JED” or “the Company”) was incorporated under the laws of the Province of Alberta on September 3, 2003 and commenced oil and gas operations in the second quarter of 2004.  As a result, the financial information in this report comprises the operating results for the three month period ended March 31, 2005 and includes only limited comparative figures for the three month period ended March 31, 2004. In addition, there are no per share comparative figures for the first quarter of 2004.  During this period, the Company had not completed its initial public offering and only had Series A Convertible Preferred Shares outstanding.

Overview

JED’s production for the first quarter averaged 585 barrels of oil equivalent per day, including 517 barrels of medium and heavy oil and 404 thousand cubic feet of natural gas.  This is up 218% from 184 boe per day in the fourth quarter of 2004.  The increase in production from the fourth quarter is a result of the wells drilled and put on production late in December 2004 and producing for the entire quarter and several wells drilled and on production during the first quarter of 2005. The Company has a very active drilling program planned for the second quarter of 2005, which should add significantly to the Company’s overall production.

Summarized Financial and Operational Data

	Q1	Q1
	2005	2004	Change
Exit production rate (boe/d)	685	-	n/a
Production revenue	$1,739,565	-	n/a
Average sales volumes (boe/d)	585	-	n/a
Cash flow from operations	$821,535	($79,858)	1,128%
Cash flow from operations per share	$0.09	-	n/a
Net earnings (loss)	$133,589	($70,891)	288%
Net earnings per share	$0.01	-	n/a
Average number of shares outstanding	9,512,075	-	n/a
Average price for oil and natural gas liquids (US$/bbl)	$32.94	-	n/a
Average price for natural gas (US$/mcf )	$5.66	-	n/a
Production expenses per boe	$3.31	-	n/a
General and administrative expenses per boe (cash portion)	$9.07	-	n/a

Sales Volumes

Sales volumes for the three months ended March 31 are as follows:

	Q1	Q1
Average daily production	2005	2004	Change
Crude oil and natural gas liquids (bbls/d)	517	-	n/a
Natural gas (mcf/d)	404	-	n/a
Total (boe/d)	585	-	n/a

	Q1	Q1
Exit production	2005	2004	Change
Exit oil production (in bbls/day)	621	-	n/a
Exit gas production (in mcf/day)	384	-	n/a
Exit total production (in boe/day)	685	-	n/a

Revenue

Total crude oil and natural gas revenues for the three month period ended March 31, 2005 were $1,739,565 compared to no crude oil and natural gas revenues for the same period in 2004. The breakdown of revenue for the quarter is as follows.

	Q1	Q1
Revenue by Product	2005	2004	Change
Crude oil and natural gas liquids	$1,533,860	-	n/a
Natural gas	205,705	-	n/a
Total production revenue	$1,739,565	-	n/a

Interest income of $123,985 was earned for the quarter ended March 31, 2005 (2004 - $125,780)

Commodity Pricing

	Q1	Q1
Commodity Pricing Benchmarks	2005	2004	Change
West Texas Intermediate (US$/bbl)	$55.40	$35.16	58%
Exchange rate (1 $CDN = $US)	0.827	0.759	9%
West Texas Intermediate (CDN$/bbl)	$67.01	$46.32	45%
Edmonton Par ($/bbl)	$68.22	$48.73	40%
NYMEX (US$/mmbtu)	$7.46	$5.12	46%
Alberta Spot ($/mcf)	$8.04	$6.17	30%

	Q1	Q1
Average Realized Prices	2005	2004	Change
Oil and Natural gas liquids (US$/bbl)	$32.94	-	n/a
Natural gas (US$/mcf )	$5.66	-	n/a
Total (per boe)	$33.06	-	n/a

JED currently does not have any financial derivative contracts or fixed price contracts in place. All crude oil and natural gas volumes are being sold in the spot market.

Production expenses

Production expenses for the three month period ended March 31 were as follows:

	Q1	Q1
	2005	2004	Change
Production expenses	$174,096	-	n/a
As a percentage of production revenue	10%	-	n/a
Production expenses per boe	$3.31	-	n/a

Royalties

Royalties include crown, freehold and gross overriding royalties paid to respective royalty owners based on production and sales of crude oil and natural gas.

	Q1	Q1
	2005	2004	Change
Royalties	$391,081	-	n/a
As a percentage of production revenue	22%	-	n/a
Royalties per boe	$7.43	-	n/a

Management anticipates that based on current commodity prices, the average royalty rates for the remainder of 2005 will remain at the current 20% to 25% of production revenue.

General and Administrative Expenses

	Q1	Q1
	2005	2004	Change
General and administrative expenses – cash portion	$476,838	$205,638	132%
General and administrative expenses – non-cash portion	$118,390	$36,847	221%
As a percentage of production revenue (cash portion)	27%	-	n/a
General and administrative expenses per boe (cash portion)	$9.07	-	n/a

For the quarter, general and administrative expenses, net of capitalized overhead, increased 132% to $476,838 ($9.07 per boe) compared to $205,638 (per boe not applicable) for the same period in 2004.  The increase in G&A is due to the increase in full time and contract staff associated with the increased drilling and operating activities from the first quarter of 2004.  In the first quarter of 2004, the Company had no production volumes and a limited amount of drilling activity towards the end of the quarter.  In addition, extra audit costs were incurred relating the 2004 year end audit that were not fully accrued for in 2004 and were recorded in the first quarter of 2005.  Management expects the G&A per boe in 2005 to decline as production is increased.

For the quarter, stock based compensation expense relating to the Company’s stock option plan was $118,390 compared with $36,847 for the same period in 2004.  The increase for the periods is due to the increase in the fair value per share of the stock options issued based on the increased volatility from 1% in the first quarter of 2004 to 23% in the first quarter of 2005.  Prior to April 6, 2004, the Company was private and the volatility of the company’s stock was set at a nominal value of 1%.

Interest Expense

The Company has no outstanding debt, therefore, the Company incurred no interest expense for the three month period ended March 31, 2005 or for the same period in 2004.

Depletion, Depreciation and Accretion

	Q1	Q1
	2005	2004	Change
Depletion, depreciation and accretion expense	$724,752	-	n/a
As a percentage of production revenue	42%	-	n/a
Depletion, depreciation and accretion expense per boe	$13.77	-	n/a

The Company follows the full cost method of accounting for oil and gas operations.  Accordingly, the cost of all successful and unsuccessful wells are added to the Company’s capital base and depleted at the rate of production over the remaining proved reserves as determined by independent reserve engineers at December 31, 2004 and by the Company’s internal engineering estimates.  With the increased costs associated with the record drilling activity, management expects depletion, depreciation and accretion per boe to remain at its current level for the remainder of 2005.

Income Taxes

The Company has recorded no income, capital or other taxes for periods ended March 31, 2005 and 2004.

Earnings

Net earnings for the quarter ended March 31, 2005 were $133,589 compared to a loss of $70,891 for the same period in 2004.  The increase in earnings is entirely due to the Company having oil and natural gas production revenue in the first quarter of 2005 versus no production revenue for the same period in 2004.  Net earnings per share were $0.01 per share basic and diluted in the quarter.  No prior year quarter loss per share was calculated as the Company had not completed it’s initial public offering and only had Series A Convertible Preferred Shares outstanding.

	Q1	Q1
	2005	2004	Change
Net earnings (loss)	$133,589	($70,891)	288%
Net Earnings (loss) as a percentage of total revenue	7%	(56%)	113%
Net Earnings (loss) on a per boe basis	$2.54	-	n/a
Net earnings (loss) per share - basic	$0.01	-	n/a
Average number of shares outstanding	9,512,075	-	n/a

Cash Flow From Operations

Cash flow from operations increased 1,128% to $821,535 from a negative cash flow of $79,858 for the same period a year earlier.  The increase in cash flow is entirely due to the Company having oil and natural gas production revenue in the first quarter of 2005 versus no production revenue for the same period in 2004. Cash flow per share in the quarter was $0.09 with no prior year comparative as the Company had not completed its initial public offering and only had Series A Convertible Preferred Shares outstanding.

It is management’s view that cash flow from operations is a very useful measure of performance.  Cash flow from operations is a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-cash and non-recurring events that may otherwise distort the financial results.  Cash flow from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

	Q1	Q1
	2005	2004	Change
Net earnings (loss)	$133,589	($70,891)	288%
Add back depletion, depreciation and accretion	724,752	-	n/a
Deduct foreign exchange gain	(155,196)	(45,814)	238%
Add back non-cash expense for issuance of stock options	118,390	36,847	221%
Cash flow from operations	$821,535	($79,858)	1,128%
As a percentage of total revenue	44%	(63%)	170%
Cash Flow per boe	$15.61	-	n/a
Per share information
Cash flow per share	$0.09	-	n/a
Average number of shares outstanding	9,512,075	-	n/a

Capital Expenditures

Capital expenditures for the quarter ended March 31, 2005 were $7,313,241 compared to $546,060 in the same period in 2004. In the first quarter of 2004, the Company had only just commenced field operations late in the quarter and only one well was drilled during that period.

During the first quarter 2005, the Company drilled 32 gross wells (25.4 net) with an overall success rate of 97%.  Significant drilling areas are at Sousa in northwest Alberta, 19 gross wells (19 net) were drilled, at Provost in central Alberta, 7 gross wells (2.3 net) were drilled and at Princess in southern Alberta, 3 gross wells (1.0 net) were drilled.

	Q1	Q1
Capital Expenditures	2005	2004	Change
Drilling	$4,978,348	$273,418	1,721%
Facilities and equipment	2,313,087	113,243	1,943%
Other	21,806	159,399	(86%)
Total	$7,313,241	$546,060	1,239%

Liquidity and Capital Resources

The Company currently does not have a bank credit facility.  The Company had made application to a Canadian banking institution to set up a bank credit facility based on the independent reserve report dated December 31, 2004.  We expect to have the facility set up during the second quarter of 2005.

The Company currently has sufficient capital resources to fund its anticipated drilling program through the second quarter of 2005 and into the third quarter.  With the addition of the anticipated credit facility, the Company should not require additional capital until late in 2005.  In order to fund additional drilling in late 2005 and our 2006 budgeted capital program, the Company will evaluate several sources of  financing alternatives including the sale of part of all of its producing properties and other sources of debt financing.  The Company currently does not anticipate the issuance of any new equity to fund its ongoing capital requirements.

At March 31, 2005, JED had a total of 9,516,668 shares outstanding (December 31, 2004 – 9,500,000).

Commitments and Guarantees

The Company currently does not have any financial commitments or contractual obligations.

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6 or by email at jedinfo@jedoil.com.  Information is also available on the Company’s website at www.jedoil.com.

Unaudited Interim Consolidated Financial Statements

JED Oil Inc.

March 31, 2005

(In United States Dollars)

JED Oil Inc.

CONSOLIDATED BALANCE SHEETS

 (In United States Dollars)

(unaudited)

As at

	March 31, 2005	December 31, 2004
	$	$
ASSETS
Current
Cash and cash equivalents	3,953,166	18,657,007
Accounts receivable	878,883	773,433
Prepaid expenses	66,874	27,463
Due from Enterra Energy Trust [note 6]	1,733,687	1,796,632
Due from JMG Exploration, Inc. [note 6]	775,469	376,855
Due from related party [note 6]	28,555	5,931
Loan receivable from Enterra Energy Trust [note 6]	7,945,075	1,992,032
	15,381,709	23,629,353

Property and equipment [note 4]
Oil and gas, on the basis of full cost accounting
Proved properties	17,430,206	9,850,326
Properties under development, not being depleted	531,200	322,000
Other	200,925	180,811
	18,162,331	10,353,137
Less: Accumulated depletion and depreciation	(5,658,558)	(4,948,743)
	12,503,773	5,404,394
	27,885,482	29,033,747
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	3,537,753	5,326,128
	3,537,753	5,326,128

Asset retirement obligations [note 7]	766,914	255,164
	4,304,667	5,581,292

Stockholders’ equity
Share capital [note 5]
Common stock – no par value; unlimited authorized; 9,516,668 shares issued and outstanding at March 31, 2005 and 9,500,000 shares issued and outstanding at December 31, 2004	29,822,082	29,710,573
Additional paid-in capital	322,397	223,842
Share purchase warrants	60,410	60,410
Accumulated deficit	(8,772,945)	(8,906,534)
Accumulated other comprehensive income	2,148,871	2,364,164
	23,580,815	23,452,455
	27,885,482	29,033,747

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

 (In United States Dollars)

(unaudited)

For the three months ended March 31

	2005	2004
	$	$

Revenue
Petroleum and natural gas	1,739,565	-
Royalties	(391,081)	-
	1,348,484	-
Interest	123,985	125,780
	1,472,469	125,780

Expenses
Production	174,096	-
Depletion, depreciation and accretion	724,752	-
General and administrative	476,838	205,638
Stock-based compensation [note 3]	118,390	36,847
Foreign exchange gain	(155,196)	(45,814)
	1,338,880	196,671

Net income (loss) for the period	133,589	(70,891)

Deficit, beginning of period	(8,906,534)	(359,604)

Deficit, end of period	(8,772,945)	(430,495)

Net income (loss) for the period per common share, basic and diluted [note 8]	0.01	-

During the three month period ended March 31, 2005 and 2004, the Company paid no interest on long-term debt or bank indebtedness and no capital taxes.

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

 (In United States Dollars)

(unaudited)

For the three months ended March 31

	2005	2004
	$	$
OPERATIONS
Net income (loss) for the period	133,589	(70,891)
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange gain	(155,196)	(45,814)
Stock-based compensation	118,390	36,847
Depletion, depreciation and accretion	724,752	-
Other changes:
Increase in accounts receivable	(105,450)	(333,792)
Increase in prepaid expenses	(39,411)	(100,091)
(Decrease) increase in accounts payable and accrued liabilities	(2,609,679)	303,042
(Decrease) in due to related parties	(421,238)	(19,841)
Increase in funds advanced to joint venture partner	-	(12,832,125)
Cash used in operations	(2,354,243)	(13,062,665)

FINANCING
Share issue costs	-	(3,720)
Issue of common shares	91,674	-
Decrease in deferred financing costs	-	1,393
Cash provided by (used in) financing activities	91,674	(2,327)

INVESTING
Loan to related party	(7,945,075)	-
Repayment of loan by related party	1,992,032	-
Repayment of loan by third party [note 2]	-	4,527,277
Purchase of property and equipment	(6,491,937)	(538,828)
Cash (used in) provided by investing activities	(12,444,980)	3,988,449

Effect of foreign exchange on cash and cash equivalent balances	3,708	(228,629)
Net decrease in cash and cash equivalents	(14,703,841)	(9,305,172)
Cash and cash equivalents, beginning of period	18,657,007	16,088,631
Cash and cash equivalents, end of period	3,953,166	6,783,459

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In United States Dollars)

(unaudited)

For the three months ended March 31, 2005

	Shares	Amount
		$

Common stock
Balance, December 31, 2004	9,500,000	29,710,573
Shares issued upon exercise on stock options	16,668	111,509
Balance, March 31, 2005	9,516,668	29,822,082

Additional paid in capital
Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		118,390
Stock-based compensation of stock options exercised		(19,835)
Balance, March 31, 2005		322,397

Share purchase warrants
Balance, December 31, 2004 and March 31, 2005		60,410

Deficit
Balance, December 31, 2004		(8,906,534)
Net income for the period		133,589
Balance, March 31, 2005		(8,772,945)

Accumulated other comprehensive income
Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(215,293)
Balance, March 31, 2005		2,148,871
Total stockholders’ equity		23,580,815

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In United States Dollars)

(unaudited)

For the three months ended

	2005 $	2004 $

Net income (loss) for the period	133,589	(70,891)

Other comprehensive income
Foreign exchange translation adjustment	(215,293)	(235,669)
Comprehensive loss for the period	(81,704)	(306,560)
Comprehensive loss for the period per share, basic and diluted [note 8]	(0.01)	-

The accompanying notes are an integral part of these financial statements.

1.  NATURE OF OPERATIONS

These interim consolidated financial statements are unaudited and have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.

The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves.  Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control.  These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

Effective January 1, 2004, the Company and Enterra Energy Trust (“Enterra”) entered into a Technical Services Agreement, which provides for JED to manage Enterra’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, JED and Enterra allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the JED and Enterra. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

During the three-month period ended March 31, 2005, the relationship between the Company and Enterra changed whereby the Companies came under common management due to changes in the senior management of Enterra. Due to this change, the two companies are now considered related parties for financial statement purposes.

Certain other prior period amounts have been reclassified to confirm with the presentation adopted in the current year.

2.

LOAN RECEIVABLE

On October 29, 2003, the Company entered into an arm’s length Loan Agreement with an unrelated junior oil and gas company (the “Borrower”), whereby the Company loaned the Borrower a total of $4,627,844 (Cdn $6,000,000) for drilling operations.  The terms of the Agreement called for interest calculated at the Alberta Treasury Branches’ prime lending rate plus 1% compounded monthly. The loan was repaid in full on January 28, 2004 together with accrued interest.

3.  STOCK-BASED COMPENSATION

The fair value of common share options granted during the three-months ended March 31, 2005 is estimated to be $734,835 ($4.53/share) as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	Q1 2005	Q1 2004
Risk-free interest rate (%)	4.2	5.0
Expected life (years)	5.0	5.0
Expected volatility (%)	23%	1%
Expected dividend yield (%)	Nil	Nil
Fair Value of option ($/share)	$4.53	$1.22

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. For the three-month periods ended March 31, 2005 and 2004, stock based compensation expense of $118,390 and $36,847, respectively, was included in the consolidated statement of operations. Prior to April 6, 2004, the Company was private. Accordingly, the expected volatility was set at a nominal 1%.

During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation.  The rule is effective for the first interim period that begins after June 15, 2005. The Company early adopted this statement in 2004 electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption based on the fair value of the stock compensation determined at the date of grant.  No shares vested prior to 2004.

In addition to the expensing provisions discussed above, SFAS No. 123-R requires the Company to estimate expected future forfeitures under ach stock compensation plan, the effects of changing the forfeitures estimates on existing stock plans.

As noted above as permitted by Statement 123, the Company currently accounts for share-based payments to employees using the fair value recognition provisions.  Accordingly, the adoption of SFAS No. 123-R has no effect on the Company’s 2004 operating results.

4.

PROPERTY AND EQUIPMENT

As at March 31, 2005, cost of equipment in the amount of $531,200 (March 31, 2004 - $Nil), were excluded from the depletion calculation. During the three-month period ended March 31, 2005, approximately $115,230 (March 31, 2004 - $68,100) of general and administrative costs were capitalized to petroleum and natural gas properties.

5.  SHARE CAPITAL

Stock options

The following summarizes information concerning outstanding and exercisable stock options as of March 31, 2005:

	Number of options	Weighted average exercise price $
Outstanding as at December 31, 2004	759,167	6.92
Granted	180,000	15.47
Cancelled	(59,999)	8.45
Exercised	(16,668)	5.50
Options outstanding as at March 31, 2005	862,500	8.63
Exercisable as at March 31, 2005	184,171	5.50

	Stock Options Outstanding as of March 31, 2005			Stock Options exercisable at March 31, 2005
Range of exercise prices	Outstanding options	Weighted average exercise price $	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price $
$5.50 – $11.40	567,500	5.66	3.8	184,171	5.50
$12.59 – $16.72	295,000	14.35	4.8	-	-
	862,500	8.63	4.2	184,171	5.50

The 180,000 stock options granted during in the three-month period ended March 31, 2005 vest over a three-year period and expire at various dates in 2010.

6.  RELATED PARTY TRANSACTIONS

Under a Technical Services Agreement, the both the Company and Enterra provides operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the three months ended March 31, 2005, total general and administrative expenses charged by Enterra to JED was $111,217. In addition, the Company charged general and administrative expenses to Enterra of $225,160 and field operating expenses to Enterra of $811,218.  The total outstanding from Enterra at March 31, 2005 was $1,733,687.

On December 23, 2004, the Company loaned $1,992,032 (Cdn $2,400,000) to Enterra Energy Trust, a joint venture partner that the Company’s Chairman is also Chairman of the Board of Directors of. The terms of the loan call for interest calculated at the Alberta Treasury Branches prime lending rate plus 0.4% per annum.  The loan is repayable on or before June 29, 2005.  Subsequent to December 31, 2004, the Company loaned additional funds of $7,945,075 (Cdn $9,600,000) under the same terms.  The effective interest rate of the loan is 4.65%. On March 18, 2005, Enterra Energy Trust repaid the original loan amount of $1,992,032 together with accrued interest of $19,020.

On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn $17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest.

In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc., a private company, which represents approximately an 11% equity interest in the total voting share capital of JMG for cash consideration of $1,000,000.  The Company is represented with two of the five seats on the JMG Board of Directors.  The Company’s investment in JMG was previously accounted for using the equity method.  However, since the carrying value of the investment was reduced to zero at December 31, 2004, and JED has not guaranteed any obligations or is not committed to any further financial support, the investment will be accounted for using the cost method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to incorporate 100% of the equity loss of JMG for the period then ended.  JMG incurred a loss attributable to common shareholders for the period ended December 31, 2004 of $1,024,289. At December 31, 2004, the Company has reduced the carrying value of the investment to zero at to reflect the loss.

During the three-months ended March 31, 2005 the Company entered into the following transactions with JMG Exploration, Inc. (“JMG”), a private corporation in which the Company owns all of the common shares representing approximately 11% of the voting shares:

(i)

JED charged JMG for general and administrative services and equipment on a cost recovery basis in the amount of $82,103.  These services were provided at standard industry rates for similar services.

(ii)

in consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount of $85,085 for the three month period ended March 31, 2005, on a cost recovery basis.  The total amount outstanding from JMG at March 31, 2005 was $775,469. These services were provided at standard industry rates for similar services.

At March 31, 2005, due from related party includes $28,555 (December 31, 2004 -$5,931) due from a company that is controlled by an officer and director of the Company.

7.

ASSET RETIREMENT OBLIGATIONS

The Company follows SFAS No 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset.  The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The Company’s asset retirement obligations primarily relate to the plugging and abandonment of wells and facilities on petroleum and natural gas properties.

  Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments.  To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.

As at March 31, 2005, the estimated present value of the Company’s asset retirement obligation was $766,914 based on an estimated fair value of $1,555,000, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 15 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

Three months ended March 31

	2005 $	2004 $
Asset retirement obligation, beginning of period	255,164	-
Liabilities incurred	496,754	-
Accretion expense	14,996	-
Asset retirement obligation, end of period	766,914	-

8.  INCOME PER SHARE

The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.”  Under SFAS No. 128, basic per common share amounts is computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities.  Diluted per common share amounts are computed by dividing net income by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents.  For the three-month ended March 31, 2005 the weighted average number of common shares outstanding were 9,512,075.